FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of February, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




The following is the text of an announcement which will be published in the press in Brazil at 28 February 2008 by HSBC Seguros (Brasil) S. A., a 97.9 per cent directly held subsidiary of HSBC Holdings plc

                     HSBC'S INSURANCE OPERATIONS IN BRAZIL
                        2007 ANNUAL RESULTS - HIGHLIGHTS

The financial statements have been prepared and presented in accordance with the provisions of the Corporate Law 6.404/76, which requires adherence to Brazilian GAAP (generally accepted accounting principles), and have been audited by KPMG.

HSBC Seguros (Brasil) S. A. is required by regulation to file financial information for each semester and this information must be made available to the market within 60 days after balance sheet date and therefore for the semester ended 31 December 2007, the deadline for the publication of the financial statements is 28 February 2008. The financial statements of HSBC Seguros (Brasil) S. A. are presented on a consolidated basis comprising the following subsidiaries:

HSBC Vida e Previdencia (Brasil) S. A.;
HSBC Empresa de Capitalizacao (Brasil) S. A.; and
HSBC Capitalizacao (Brasil) S. A.

Figures are stated in both Brazilian reais (BRL) and US dollars (US$).

Financial highlights for the year ended 31 December 2007

- Profit before tax was BRL273 million (US$125 million) in 2006, up 16.5 per cent, compared to BRL318 million (US$163 million) in 2007.

- Net profit up 14.9 per cent from BRL179 million (US$82 million) in 2006 to BRL206 million (US$106 million) in 2007.

- Earned premiums up 14.3 per cent from BRL505 million (US$232 million) in 2006 to BRL578 million (US$297 million) in 2007.

- Technical reserves related to insurance, pension and investment contracts up
  40.7 per cent from BRL3,442 million (US$1,612 million) in 2006 to BRL4,843 million (US$2,718 million) in 2007.

- Total assets up 38.3 per cent from BRL4.379 million (US$2,051 million) in 2006 to BRL6,056 million (US$3,398 million) in 2007.

- Return on average shareholders' equity of 25.7 per cent (34.1 percent in 2006)

The translation rates from Brazilian Real to the US Dollar were respectively, an average rate of 1.946861 for the P&L and a year end rate of 1.781700 for the Balance Sheet.

Notes to editors:

1. HSBC Seguros (Brasil) S. A.
HSBC Seguros (Brasil) S.A. is a subsidiary of HSBC Bank Brasil S.A. - Banco Multiplo, and it is part of an integrated financial services business, with a total of 976 employees at 31 December 2007. The company manufactures life and personal accident policies and pension plans, sold through the HSBC Brazil branch network, as well as independent brokers.

2. HSBC Holdings plc
The HSBC Group serves over 125 million customers worldwide through some 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 February 2008